UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                             DMI Furniture Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                233230-10-1
                               (CUSIP Number)

                            David Mainzer, Esq.
                      Buchalter, Nemer, Fields & Younger
         601 S. Figueroa Street, Suite 2400, Los Angeles, CA 90017
        (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                             November 11, 1997
          (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233230-10-1           SCHEDULE 13G               Page 2 of 7




1       Name of Reporting Person            J. Carlo Cannell
                                            D/B/A Cannell Capital Management

        IRS Identification No. of Above Person

2       Check the Appropriate Box if a Member of a Group
                        (a)     [x]
                        (b)     [ ]

3       SEC USE ONLY


4       Citizenship or Place of Organization

        United States

                                 5       Sole Voting Power

                                         -0-

        NUMBER OF                6       Shared Voting Power
        SHARES
        BENEFICIALLY                     352,500
        OWNED BY EACH
        REPORTING                7       Sole Dispositive Power
        PERSON WITH
                                         -0-

                                 8       Shared Dispositive Power

                                         352,500

9       Aggregate Amount Beneficially Owned by each Reporting Person

        352,500

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*[ ]

11      Percent of Class Represented by Amount in Row 9

        9.02%

12      Type of Reporting Person*

        IA

CUSIP No. 233230-10-1           SCHEDULE 13G               Page 3 of 7




1       Name of Reporting Person                 Tonga Partners, LP

        IRS Identification No. of Above Person   94-3164039

2       Check the Appropriate Box if a Member of a Group
                        (a)     [x]
                        (b)     [ ]

3       SEC USE ONLY


4       Citizenship or Place of Organization

        Delaware

                                 5       Sole Voting Power

                                         288,500

        NUMBER OF                6       Shared Voting Power
        SHARES
        BENEFICIALLY                     -0-
        OWNED BY EACH
        REPORTING                7       Sole Dispositive Power
        PERSON WITH
                                         288,500

                                 8       Shared Dispositive Power

                                         -0-

9       Aggregate Amount Beneficially Owned by each Reporting Person

        352,500

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*[ ]

11      Percent of Class Represented by Amount in Row 9

        9.02%

12      Type of Reporting Person*

        PN

CUSIP No. 233230-10-1           SCHEDULE 13G               Page 4 of 7




1       Name of Reporting Person            Pleiades Investment Partners, LP

        IRS Identification No. of Above Person  23-2688812

2       Check the Appropriate Box if a Member of a Group
                        (a)     [x]
                        (b)     [ ]

3       SEC USE ONLY


4       Citizenship or Place of Organization

        Delaware

                                 5       Sole Voting Power

                                         64,000

        NUMBER OF                6       Shared Voting Power
        SHARES
        BENEFICIALLY                     -0-
        OWNED BY EACH
        REPORTING                7       Sole Dispositive Power
        PERSON WITH
                                         64,000

                                 8       Shared Dispositive Power

                                         -0-

9       Aggregate Amount Beneficially Owned by each Reporting Person

        352,500

10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*[ ]

11      Percent of Class Represented by Amount in Row 9

        9.02%

12      Type of Reporting Person*

        PN

CUSIP No. 233230-10-1           SCHEDULE 13G               Page 5 of 7


Item 1(a).      Name of Issuer.     DMI Furniture Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices.

                One Oxmoor Place, 101 Bullitt Lane, Louisville, KY 40222

Item 2(a).      Name of Person Filing.

                Item one of each cover page is incorporated by reference.

Item 2(b).      Address of Principal Business Office or, if none, Residence.

                Refer to Exhibit A

Item 2(c).      Citizenship.

                Item four of each cover page is incorporated by reference.

Item 2(d).      Title of Class of Securities.  Common Stock

Item 2(e).      CUSIP Number.                  233230-10-1

Item 3.         Type of Reporting Person.

                Not applicable.

Item 4.         Ownership.

                Items 5-9 and 11 of each cover page are incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Refer to Exhibit A.

Item 9. Notice of Dissolution of Group.

        Not applicable.

CUSIP No. 233230-10-1            SCHEDULE 13G               Page 6 of 7

Item 10.        Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 1, 1999

        J. Carlo Cannell D/B/A Capital Management



        /s/ J. Carlo Cannell
        ________________________
        By:  J. Carlo Cannell



        Tonga Partners, L.P.



        /s/ J. Carlo Cannell
        ________________________
        By:  J. Carlo Cannell
        Its: General Partner



        Pleiades Investment Partners



        /s/ J. Carlo Cannell
        ________________________
        By:  J. Carlo Cannell
        Its: Investment Advisor

CUSIP No. 233230-10-1           SCHEDULE 13G               Page 7 of 7


                                                EXHIBIT A

Entity                                 Address                              Type of Entity
J. Carlo Cannell ("Cannell")           600 California Street, Floor 14      Investment Advisor
D/B/A Cannell Capital Management       San Francisco, CA 94108

Tonga Partners, LP                     600 California Street, Floor 14      A Delaware limited partnership
                                       San Francisco, CA 94108

Pleiades Investment Partners, LP       6022 West Chester Pike               A Delaware limited partnership
                                       Newtown Square, PA 19073

